COMMENTS RECEIVED ON DECEMBER 13, 2013

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity High Income Central Fund 2 and Fidelity Specialized High Income Central Fund

AMENDMENT NO. 33

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity Mortgage Backed Securities Central Fund

AMENDMENT NO. 19

FIDELITY REVERE STREET TRUST (File No. 811-07807)

Fidelity Cash Central Fund, Fidelity Municipal Cash Central Fund,
Fidelity Securities Lending Cash Central Fund, and Fidelity Tax-Free Cash Central Fund

AMENDMENT NO. 34

1. Fidelity Securities Lending Cash Central Fund

C: The Staff questions the significance of the words "securities lending" in the fund's name.

R: Fidelity Securities Lending Cash Central Fund was designed for use by other investment companies and accounts managed by FMR or an affiliate that wish to invest cash collateral received in securities lending transactions.

2. Fidelity High Income Central Fund 2 and Fidelity Specialized High Income Central Fund

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

(Example from Fidelity High Income Central Fund 2)
"The Adviser normally invests the fund's assets primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities. "

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

3. Fidelity High Income Central Fund 2, Fidelity Specialized High Income Central Fund, and Fidelity Mortgage Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

(Example from Fidelity High Income Central Fund 2)
"The Adviser normally invests the fund's assets primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities. Many lower-quality debt securities are subject to legal or contractual restrictions limiting the Adviser's ability to resell the securities to the general public. The Adviser may also invest the fund's assets in non-income producing securities, including defaulted securities and common stocks, but currently intends to limit common stocks to 10% of the fund's total assets. The Adviser may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings."

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 33; Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 19; Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 34

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C: The Staff requests that we disclose the maturity policy of the funds.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular maturity. Accordingly, we have not modified disclosure.

4. Fidelity High Income Central Fund 2 and Fidelity Specialized High Income Central Fund

"Investment Policies and Limitations" (Part B of the Registration Statements)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R: We confirm that if a fund holds any credit default swaps in its portfolio, at this time it would expect to value those at the full notional amount of each transaction for purposes of segregation.

5. Fidelity Mortgage Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"The Adviser normally invests at least 80% of the fund's assets in investment-grade mortgage-related securities issued by the U.S. Government or its instrumentalities and repurchase agreements for those securities."

C: The Staff believes that the disclosure should read "mortgage-backed" instead of "mortgage-related" due to the Name Test Rule.

R: We believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure.

6. Fidelity Mortgage Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"The Adviser may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, or components of the index underlying the derivative, and forward-settling securities. The Adviser may invest a significant portion of the fund's assets in these types of investments. If the fund invests a significant portion of its assets in derivatives, its investment exposure could far exceed the value of its portfolio securities and its investment performance could be primarily dependent upon securities it does not own. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), and futures contracts (both long and short positions) on securities, other instruments, and indexes. Depending on the Adviser's outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index."

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 33; Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 19; Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 34

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C: The Staff would like to know whether derivatives will be used to meet the 80% test. If so, the Staff requests that we disclose how derivatives will be valued for purposes of the 80% test.

R: As disclosed, Fidelity Mortgage Backed Securities Central Fund normally invests at least 80% of the fund's assets investment-grade mortgage-related securities issued by the U.S. Government or its instrumentalities and repurchase agreements for those securities. Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the fund does not intend to count derivatives toward its 80% policy.

7. Fidelity Mortgage Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

"Foreign Exposure. Foreign securities and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign exchange rates; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market."

C: The Staff requests that we add a corresponding strategy in the "Principal Investment Strategies" section.

R: The risk disclosure at issue was included inadvertently and will be removed at the time of the fund's next filing.

8. Fidelity Mortgage Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

"Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes, and if the structure of a security fails to function as intended, the security could decline in value. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities) tend to be particularly sensitive to these changes.

Lower-quality debt securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities often fluctuates in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty."

C: The Staff requests that we disclose in the "Principal Investment Strategies" section that the fund may invest in lower-quality debt securities.

R: The fund does not have a principal investment strategy of investing in lower-quality debt. Accordingly, we have not modified disclosure.

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 33; Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 19; Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 34

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9. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statements)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Funds' Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

10. All funds

"Trustees and Officers" (Part B of the Registration Statement)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

11. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 33; Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment No. 19; Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 34

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1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.